UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

Paul M. Rady

Glen C. Warren, Jr.

Antero Subsidiary Holdings LLC

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

With a copy to:

Douglas E. McWilliams

Scott D. Rubinsky

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03676B 102

1	Name of Reporting Person Paul M. Rady

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,482,978

	8	Shared Voting Power 19,180,821*

	9	Sole Dispositive Power 9,482,978

	10	Shared Dispositive Power 19,180,821*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,663,799*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14	Type of Reporting Person IN

*                 Calculated in the manner set forth in Item 5.

(1)         Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Glen C. Warren, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,779,255

	8	Shared Voting Power 3,966,804*

	9	Sole Dispositive Power 16,779,255

	10	Shared Dispositive Power 3,966,804*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,746,059*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%(1)

14	Type of Reporting Person IN

*                 Calculated in the manner set forth in Item 5.

(1)         Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Antero Subsidiary Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,000,001

	8	Shared Voting Power 0*

	9	Sole Dispositive Power 107,000,001

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,000,001*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.1%(1)

14	Type of Reporting Person OO

*                 Calculated in the manner set forth in Item 5.

(1)         Based on 506,641,575 Shares outstanding as of March 12, 2019.

Item 1.                                 Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Antero Midstream Corporation, a Delaware corporation (the “Issuer”). On March 12, 2019, the Issuer was formed as a result of the conversion of Antero Midstream GP LP from a limited partnership to a corporation under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2.                                 Identity and Background.

(a)-(b) The Schedule 13D is being jointly filed by the following persons listed in (i)-(iii) below:

(i)                  Paul M. Rady (“Mr. Rady”) is a citizen of the United States.

(ii)               Glen C. Warren, Jr. (“Mr. Warren”) is a citizen of the United States.

(iii)            Antero Subsidiary Holdings LLC (“AR Sub”), a Delaware limited liability company and wholly owned subsidiary of Antero Resources Corporation, a Delaware corporation (“Antero Resources”) (AR Sub, together with Mr. Rady and Mr. Warren, the “Reporting Persons”).

As a result of the Stockholders’ Agreement (as defined below) described in Item 6 and incorporated into this Item 2 by reference, the Reporting Persons may be deemed to have formed a Section 13(d) group with the Warburg Entities and the Yorktown Entities (each as defined below) with respect to the Shares of the Issuer.

(iv)           Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII,” and together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”), Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”, and together with its affiliated partnership Warburg Pincus X Partners, L.P., a Delaware limited partnership the “WP X O&G Funds”); WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP-WPVIII GP and WP X GP LP; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”) which is the managing member of WP Partners GP; Warburg Pincus LLC, a New York limited liability company (“WP LLC”) which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy who are the Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Entities (as defined below). Each of the WP VIII Funds, the WP X O&G Funds, WP-WPVIII GP, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Entities.” The principal business address of the Warburg Entities and the Warburg Scheduled Persons (as defined below) is 450 Lexington Avenue, New York, NY 10017.

(v)              Yorktown Energy Partners V, L.P., a Delaware limited partnership (“Yorktown V”), Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown VI”), Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown VII”), Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown VIII” and, together with Yorktown V, Yorktown VI and Yorktown VII, the “Yorktown Funds”), Yorktown V Company LLC, a Delaware limited liability company and the general partner of Yorktown V (“Yorktown V Company”), Yorktown VI Company, LP, a Delaware limited partnership and the general partner of Yorktown VI (“Yorktown VI Company”), Yorktown VII Company LP, a Delaware limited partnership and the general partner of Yorktown VII (“Yorktown VII

Company”), Yorktown VIII Company LP, a Delaware limited partnership and the general partner of Yorktown VIII (“Yorktown VIII Company” and, together with Yorktown V Company, Yorktown VI Company and Yorktown VII Company the “Yorktown Fund GPs”), Yorktown VI Associates LLC, a Delaware limited liability company and the general partner of Yorktown VI Company (“Yorktown VI Associates”), Yorktown VII Associates LLC, a Delaware limited liability company and the general partner of Yorktown VII Company (“Yorktown VII Associates”), Yorktown VIII Associates LLC, a Delaware limited liability company and the general partner of Yorktown VIII Company (“Yorktown VIII Associates” and, together with Yorktown VI Associates and Yorktown VII Associates, the “Yorktown Company GPs” and, together with the Yorktown Fund GPs, the “Yorktown GP Entities” and, together with the Yorktown Funds, (collectively, the “Yorktown Entities”)). The principal business address of the Yorktown Entities and the Yorktown Scheduled Persons (as defined below) is 410 Park Avenue, 19th Floor, New York, NY 10022.

(c)          The principal business address of Messrs. Rady and Warren and AR Sub is 1615 Wynkoop Street, Denver, Colorado 80202.

Mr. Rady is the Chairman of the Board of the Directors and Chief Executive Officer of Antero Resources, a company principally engaged in the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. Mr. Rady is also Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Mr. Warren is a Director and the President, Chief Financial Officer and Secretary of Antero Resources, and is a Director and President of the Issuer.

AR Sub is a wholly owned subsidiary of Antero Resources.

The principal business of each of the WP VIII Funds and the WP X O&G Funds is making private equity and related investments. The principal business of WP-WPVIII GP is acting as the general partner of WP-WPVIII Investors. The principal business of WP X GP is acting as the general partner of the WP X O&G Funds. The principal business of WP X GP LP is acting as the general partner of WP X GP. The principal business of WPP GP is acting as the general partner of WP-WPVIII GP and WP X GP LP. The principal business of WP Partners is acting as the managing member of WPP GP and as the general partner of WP VIII and WP VIII CV I. The principal business of WP Partners GP is acting as the general partner of WP Partners. The principal business of WP is acting as the managing member of WP Partners GP. The principal business of WP LLC is acting as the manager of certain Warburg Pincus private equity funds, including each of the WP VIII Funds and the WP X O&G Funds. The principal business of each of Messrs. Kaye and Landy is acting as the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC.

Schedule A hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions of each Warburg Entity (the “Warburg Scheduled Persons”).

The principal business address of the Yorktown Entities is 410 Park Avenue, 19th Floor, New York, NY 10022.

The principal business of the Yorktown Funds is to invest in equity securities of energy companies. The principal business of each Yorktown Fund GP is to manage the respective Yorktown Fund of which such Yorktown Fund GP is the general partner. The principal business of each Yorktown Company GP is to manage the Yorktown Fund GP of which such Yorktown Company GP is the general partner.

Schedule B hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions of each Yorktown Entity (the “Yorktown Scheduled Persons”).

Schedule C hereto sets forth lists of all the executive officers or persons holding equivalent positions of AR Sub (together with the Warburg Scheduled Persons and the Yorktown Scheduled Persons, the “Scheduled Persons”).

(d) - (e)         None of the Reporting Persons, the Warburg Entities, the Yorktown Entities nor any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)        See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons, the Warburg Entities and the Yorktown Entities.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 14, 2019, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The information in Items 4 and 6 is incorporated into this Item 3 by reference.

Simplification Agreement

On March 12, 2019, the Issuer and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had consummated the transactions (the “Closing”) contemplated by that certain Simplification Agreement (the “Simplification Agreement”) (such transactions, the “Transactions”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company, the Issuer, Antero Midstream, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer (“IDR Holdings”), Antero Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, Antero Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“NewCo”), Antero Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC, a Delaware limited liability company, and Antero Midstream (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties consummated a series of transactions pursuant to which, among other things: (1) the Issuer was converted from a limited partnership to a corporation under the laws of the State of Delaware (the “Conversion”) with each shareholder of Antero Midstream GP LP receiving an equivalent number of Shares of the Issuer, (2) Merger Sub was merged with and into Antero Midstream, with Antero Midstream surviving such merger as an indirect wholly owned subsidiary of the Issuer (the “Merger”), as a result of which all outstanding common units of Antero Midstream were converted into an aggregate of approximately $598.7 million in cash and approximately 303.1 million Shares of the Issuer, and (3) all of the issued and outstanding Series B Units representing limited liability company interests of IDR Holdings (“Series B Units”) were exchanged for an aggregate 17.35 million Shares of the Issuer. All of the Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D, and those beneficially owned by the Warburg Entities and the Yorktown Entities, were received pursuant to the Simplification Agreement as a result of the Conversion, the Merger or the exchange of Series B Units.

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference in its entirety to this Item 3.

Item 4.                                 Purpose of Transaction.

The description of the terms of the Simplification Agreement as set forth above in Item 3 is incorporated herein by reference. This description is a summary only and is qualified in its entirety by the terms of the Stockholders’ Agreement, which is filed as Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

The Reporting Persons, the Warburg Entities and the Yorktown Entities acquired the Shares for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons, the Warburg Entities or the Yorktown Entities may undertake may be made at any time and from time to time without prior notice and will be dependent upon the respective Reporting Persons’, the Warburg Entities’ or the Yorktown Entities’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, the Warburg Entities and the Yorktown Entities may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors (the “Board”).

Item 5.                                 Interest in Securities of the Issuer.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As a result of the Stockholders’ Agreement (as defined below), the Reporting Persons, the Warburg Entities and the Yorktown Entities (collectively, the “Stockholders’ Agreement Parties”) may be deemed to have formed a Section 13(d) group. If the Stockholders’ Agreement Parties are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 227,053,859 Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 44.8% of the issued and outstanding Shares and total voting power of the Issuer as of immediately following the consummation of the Transactions. Each of the Warburg Entities and the Yorktown Entities have filed a separate Schedule 13D with respect to their interests. Each of the Stockholders’ Agreement Parties disclaims beneficial ownership of Shares owned by the other Stockholders’ Agreement Parties except to the extent of its pecuniary interest therein.

Each of the Reporting Persons, the Warburg Entities and the Yorktown Entities listed below has the following beneficial ownership of Shares (percentages are based on 506,641,575 Shares outstanding as of March 12, 2019):

(i)                                     Paul M. Rady is the record owner of 9,482,978 Shares of the Issuer, representing 1.9% of the outstanding Shares of the Issuer. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32%, he may be deemed to beneficially own an additional 19,180,821 Shares of the Issuer owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(ii)                                  Glen C. Warren, Jr. is the record owner of 16,779,255 Shares of the Issuer, representing 3.3% of the outstanding Shares of the Issuer. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 Shares of the Issuer owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(iii)                               Antero Subsidiary Holdings LLC is the record owner of 107,000,001 Shares of the Issuer, representing 21.1% of the outstanding Shares of the Issuer. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all Shares of the Issuer owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein.

(iv)                              WP X O&G is the record owner of 34,834,296 Shares of the Issuer, representing 6.88% of the outstanding Shares of the Issuer.

(v)                                 Warburg Pincus X Partners, L.P. is the record owners of 1,114,410 Shares of the Issuer, representing 0.22% of the outstanding Shares of the Issuer.

(vi)                              Warburg Pincus Private Equity VIII, LP is the record owners of 18,568,833 Shares of the Issuer, representing 3.67% of the outstanding Shares of the Issuer.

(vii)                           Warburg Pincus Netherlands Private Equity VIII C.V.I. is the record owner of 538,227 Shares of the Issuer, representing 0.11% of the outstanding Shares of the Issuer.

(viii)                        WP-WPVIII Investors, L.P. is the record owner of 53,823 Shares of the Issuer, representing 0.01% of the outstanding Shares of the Issuer.

(ix)                              Yorktown V is the record owner of 1,875,802 Shares of the Issuer, representing 0.4% of the outstanding Shares of the Issuer. Because Yorktown V Company is the sole general partner of Yorktown V, it may be deemed to beneficially own 1,875,802 Shares of the Issuer based on its relationship with Yorktown V. Yorktown V Company disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein. Yorktown VI is the record owner of 1,970,846 Shares of the Issuer, representing 0.4% of the outstanding Shares of the Issuer. Because Yorktown VI Company is the sole general partner of Yorktown VI, it may be deemed to beneficially own 1,970,846 Shares of the Issuer based on its relationship with Yorktown VI. Because Yorktown VI Associates is the sole general partner of Yorktown VI Company, it may be deemed to beneficially own 1,970,846 Shares of the Issuer based on its relationship with Yorktown VI Company. Yorktown VI Company and Yorktown VI Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VII is the record owner of 4,596,064 Shares of the Issuer, representing 0.9% of the outstanding Shares of the Issuer. Because Yorktown VII Company is the sole general partner of Yorktown VII, it may be deemed to beneficially own 4,596,064 Shares of the Issuer based on its relationship with Yorktown VII Company. Because Yorktown VII Associates is the sole general partner of Yorktown VII Company, it may be deemed to beneficially own 4,596,064 Shares of the Issuer based on its relationship with Yorktown VII. Yorktown VII Company and Yorktown VII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VIII is the record owner of 7,091,699 Shares of the Issuer, representing 1.4% of the outstanding Shares of the Issuer. Because Yorktown VIII Company is the sole general partner of Yorktown VIII, it may be deemed to beneficially own 7,091,699 Shares of the Issuer based on its relationship with Yorktown VIII. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Company, it may be deemed to beneficially own 7,091,699 Shares of the Issuer based on its relationship with Yorktown VIII Company. Yorktown VIII Company and Yorktown VIII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person, the Warburg Entities or the Yorktown Entities. Information with respect to each of the Warburg Entities and the Yorktown Entities is based on information provided to the Reporting Persons by the Warburg Entities and the Yorktown Entities.

Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares of the Issuer during the past 60 days.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons, the Warburg Entities or the Yorktown Entities.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Stockholders’ Agreement

In connection with the consummation of the Transactions, the Issuer, AR Sub, the Warburg Entities, the Yorktown Entities (the Yorktown Entities together with the Warburg Entities, the “Sponsors”), and Messrs. Rady and Warren

(Messrs. Rady and Warren together, the “Management Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which became effective as of March 12, 2019.

Under the Stockholders’ Agreement, AR Sub is entitled to nominate two directors, which shall initially be the Management Stockholders, for election to the Board for so long as, together with its affiliates, AR Sub owns at least 8% of the qualifying Shares of the Issuer and one director so long as it owns at least 5% of the qualifying Shares of the Issuer. To the extent that either Mr. Rady and/or Mr. Warren are not designated for election to the Board by AR Sub pursuant to the Stockholders’ Agreement, the Management Stockholders will be entitled to collectively designate two directors (or one director for so long as either Mr. Rady or Mr. Warren is designated by AR Sub) for election so long as the Management Stockholders and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares of the Issuer and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer. The Sponsors will be entitled to collectively designate two directors for election to the Board for so long as the Sponsors and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares of the Issuer and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer. Notwithstanding the foregoing, upon the occurrence of a Fundamental Change (as defined in the Stockholders’ Agreement), AR Sub, the Management Stockholders and the Sponsors will each be entitled to designate one director so long as they own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer, except to the extent that AR Sub designates either Mr. Rady or Mr. Warren, in which case the Management Stockholder will not be entitled to designate a director.

Each of the parties to the Stockholders’ Agreement have agreed to vote all of their Shares of the Issuer in favor of the directors nominated by the other parties in accordance with the Stockholders’ Agreement and, at such party’s election (i) in favor of any other nominees nominated by the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) or (ii) in proportion to the votes cast by the public stockholders of the Shares of the Issuer in favor of such nominees. In calculating whether the 8% and 5% ownership thresholds are met, the Share ownership for each stockholder or group of stockholders as of the applicable measurement date is divided into (i) the total number of outstanding Shares of the Issuer at the Closing or (ii) the total number of outstanding Shares on the applicable measurement date, whichever is less. Pursuant to the terms of the Stockholders’ Agreement, no more than 45% of the Shares of the Issuer outstanding at the Closing will be subject to the obligations of the Stockholders’ Agreement.

Under the Stockholders’ Agreement, a majority of the Board shall at all times consist of directors who are independent under the listing rules of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, and who are unaffiliated with the parties to the Stockholders’ Agreement. Such independent and unaffiliated directors will be nominated for election to the Board by the Nominating and Governance Committee, which will itself consist solely of independent and unaffiliated directors. In addition, under the Stockholders’ Agreement, the parties have agreed that for so long as AR Sub has the right to designate at least one director, (i) if Mr. Rady is an executive officer of Antero Resources, he shall serve as Chief Executive Officer of the Issuer and (ii) if Mr. Warren is an executive officer of Antero Resources, he shall serve as President of the Issuer, both of which officers shall be subject to removal at the Issuer for cause. For so long as Mr. Rady is a member of the Board and is an executive officer of Antero Resources and/or the Issuer, the parties have agreed that he shall serve as Chairman of the Board, subject to removal at the Issuer for cause. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which such stockholder no longer has the right to designate an individual for nomination to the Board.

The foregoing description of the Stockholders’ Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Stockholders’ Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference in its entirety to this Item 6.

Registration Rights Agreement

In connection with the consummation of the Transactions, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 12, 2019, with certain stockholders, including each of the Reporting Persons and the Sponsors (collectively, the “Registration Rights Holders”), pursuant to which the Issuer agreed to register the resale of certain Shares received by the Registration Rights Holders in the Transactions, under certain circumstances, as described below.

Pursuant to the Registration Rights Agreement, the Issuer will use its reasonable best efforts to (i) prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to permit the resale of the Registrable Securities (as defined in the Registration Rights Agreement) from time to time as permitted by Rule 415 of the Securities Act (or any similar provision adopted by the Securities and Exchange Commission (the “SEC”) then in effect) (the “Resale Registration Statement”) as soon as practicable, but in no event more than 30 days following the Closing and (ii) cause the Resale Registration Statement to become effective no later than 60 days after filing thereof. Except in certain circumstances, Sponsor Holders (as defined in the Registration Rights Agreement) owning at least three (3%) percent of the issued and outstanding Shares of the Issuer have the right to require the Issuer to facilitate an underwritten offering. The Issuer is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. Sponsor Holders will also have customary piggyback registration rights to participate in underwritten offerings.

A Registration Rights Holder’s registration rights will expire at such time that such Registration Rights Holder no longer owns any Registrable Securities.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Registration Rights Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference in its entirety to this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments hereto.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2

Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Antero Midstream Preferred Co LLC, Antero Midstream NewCo Inc., Antero Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 10, 2018 (File No. 001-38075) and incorporated by reference herein in its entirety).

3

Stockholders’ Agreement, dated as of October 9, 2018, by and among Antero Midstream GP LP, Antero Subsidiary Holdings LLC, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I., WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Paul M. Rady, Mockingbird Investment, LLC, Glen C. Warren, Jr. and Canton Investment Holdings LLC (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 10, 2018 (File No. 001-38075) and incorporated by reference herein in its entirety).

Exhibit Number	Description
4

Registration Rights Agreement, dated March 12, 2019, by and among Antero Midstream Corporation, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I., WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Antero Resources Corporation, Antero Subsidiary Holdings LLC, Glen C. Warren, Jr., Canton Investment Holdings LLC, Paul M. Rady, Mockingbird Investment, LLC and the Employee Holders named in Schedule I thereto, acting severally (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on March 12, 2019 (File No. 001-38075) and incorporated by reference herein in its entirety).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2019

PAUL M. RADY

By:	/s/ Paul M. Rady
Name:	Paul M. Rady

GLEN C. WARREN, JR.

By:	Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.

ANTERO SUBSIDIARY HOLDINGS LLC

By:	Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

[Antero Midstream Corporation — Schedule 13D]

SCHEDULE A

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Damon Beyer	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Thomas Carella	Partner of WP; Member and Managing Director of WP LLC
Brian Chang	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Peter Deming	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC
David Habachy	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
John Andrew Holland	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
Deborah Kerr	Partner of WP; Member and Managing Director of WP LLC
Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC
David B. Krieger	Partner of WP; Member and Managing Director of WP LLC
Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Partner of WP; Member and Managing Director of WP LLC
Frank Marinaro	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Andrew Park	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC
Annette Rodriguez-Ferrer	Partner of WP; Member and Managing Director of WP LLC
John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC

[Antero Midstream Corporation — Schedule 13D]

David Sreter	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*                                         New York limited partnership; primary activity is ownership interest in WP

**                                  Delaware limited partnership; primary activity is ownership interest in WP

[Antero Midstream Corporation — Schedule 13D]

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Damon Beyer	Member and Managing Director of WP LLC; Partner of WP
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Thomas Carella	Member and Managing Director of WP LLC; Partner of WP
Brian Chang	Member and Managing Director of WP LLC; Partner of WP
Michael Chen (4)	Member and Managing Director of WP LLC
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Peter Deming	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (4)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Max Fowinkel (3)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
David Habachy	Member and Managing Director of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
John Andrew Holland	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
Deborah Kerr	Member and Managing Director of WP LLC; Partner of WP
Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP
David B. Krieger	Member and Managing Director of WP LLC; Partner of WP
Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
James Levy	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member and Managing Director of WP LLC
Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
Narendra Ostawal (1)	Member and Managing Director of WP LLC
Andrew Park	Member and Managing Director of WP LLC; Partner of WP

[Antero Midstream Corporation — Schedule 13D]

Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP
David Reis (3)	Member and Managing Director of WP LLC
Annette Rodriguez-Ferrer	Member and Managing Director of WP LLC; Partner of WP
John Rowan	Member and Managing Director of WP LLC; Partner of WP
Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (1)	Member and Managing Director of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP
Viraj Sawhney (1)	Member and Managing Director of WP LLC
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP
Biddanda N. Thimmaya (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma (1)	Managing Director of WP LLC
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)         Citizen of India

(2)         Citizen of Sweden

(3)         Citizen of Germany

(4)         Citizen of China

(5)         Citizen of Hong Kong

(6)         Citizen of United Kingdom

(7)         Citizen of Italy

(8)         Citizen of Brazil

As of March 1, 2019

[Antero Midstream Corporation — Schedule 13D]

Schedule B

Set forth below is the name, position and present principal occupation of each of the Managing Members of each of Yorktown V Company and the Yorktown Company GPs. The business address of each of such persons is 410 Park Avenue, New York, NY 10022, and each of such persons is a citizen of the United States. None of the Yorktown Scheduled Persons listed in the table below directly owns any Shares. The Yorktown Scheduled Persons disclaim beneficial ownership of the Shares owned by the Yorktown Funds except to the extent of their pecuniary interest therein.

Name and Business Address	Position with respect to Yorktown V Company and the Yorktown Company GPs	Principal Occupation
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC
Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC
Tomas R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC
W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC
Robert A. Signorino, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

[Antero Midstream Corporation – Schedule 13D]

Schedule C

Set forth below is the name, position and present principal occupation of each of the officers of Antero Subsidiary Holdings LLC. Except as otherwise indicated, the business address of each of such persons is 1615 Wynkoop Street, Denver, Colorado 80202, and each of such persons is a citizen of the United States.

OFFICERS OF ANTERO SUBSIDIARY HOLDINGS LLC

NAME	PRESENT PRINCIPAL OCCUPATION
Paul M. Rady	Chairman of the Board of the Directors and Chief Executive Officer of each of Antero Resources Corporation and Antero Midstream Corporation
Glen C. Warren, Jr.	Director and the President, Chief Financial Officer and Secretary of Antero Resources Corporation and a Director and President of Antero Midstream Corporation
Alyvn A. Schopp	Chief Administrative Officer, Regional Senior Vice President and Treasurer of each of Antero Resources Corporation and Antero Midstream Corporation

[Antero Midstream Corporation — Schedule 13D]